Exhibit 77C

Great-West Funds, Inc.

Annual Meeting of Shareholders

An Annual Meeting of Shareholders was held on March 3, 2014 at 8515 E. Orchard Road, Greenwood Village, Colorado 80111 for the following purposes:

1)	To approve a new investment advisory agreement between Great-West Funds and Great-West Capital Management, LLC (“GWCM”); and

2)	To approve a new sub-advisory agreement among Great-West Funds, GWCM, and Putnam Investment Management, LLC (“Putnam”) (Great-West Putnam High Yield Bond Fund and Great-West Putnam Equity Income Fund only).

The votes cast in these matters were:

1)	To approve a new investment advisory agreement between Great-West Funds and GWCM

For:	1,623,007,236.959

Against:	36,708,392.761

Abstain*:	173,676,776.640

2)	To approve a new sub-advisory agreement among Great-West Funds, GWCM, and Putnam

For:	63,879,438.000

Against:	0.000

Abstain*:	0.640

*	All Abstain votes are treated as “present” for purposes of achieving a quorum and in determining the votes cast on the proposals, but not as having voted FOR the proposals (and therefore have the effect of a vote AGAINST).